PAYROLL4FREE.COM

You can once again buy stock in Payroll4Free.com!

Dear <<First Name>>,

Guess what!? You can once again buy Payroll4Free.com stock on the Wefunder platform! The share price is $12.50, but **if your investment is part of the first $200,000 raised, you will actually only pay $11.25 per share (Early Bird Bonus)!**

Because we value our relationship with you, **we are giving you "friends and family" early access to our campaign**, before Wefunder makes it public to their registered 800,000 investors on September 6th.

In our last campaign the Early Bird Bonus ran out within a week of its start!

We have had many requests from clients for another opportunity to invest, especially to be able to qualify for our most popular perk of **FREE Payroll4Free.com Payroll Tax Service for LIFE.** Well, you asked and we listened!

You again have the chance to qualify for free PTS for life (as long as you remain a client) when you invest at least $1,250. If you remain a client for the next four plus years, that's like getting $1,250 of free shares, which can be very meaningful, whether you are currently paying for this service, or would like to begin utilizing it.

You can access our current campaign by clicking below and invest as little as $250, but in addition to free PTS for life, there are other perks available if you invest more, depending on the level of your investment.

INVEST HERE

Please watch the video at the top of page - it does explain our business model. Below the video there's a lot to read, but you will get a great picture of where we are and where we are going. To see why we think this is a great time to invest in Payroll4Free.com, be sure to check out the section titled VALUATION.

the IRS Tax Code Section 1202 - QSBS exemption.

Of course, we are an early stage company, and there are risks in investing. Those risks are also outlined in our Wefunder profile.

I will be reaching out personally to speak with as many of you as possible. If you would prefer to arrange a specific time to speak with me, you may do so here.

Thank you so much,
Mike

P.S. Please note that your investment is not finalized until this campaign is public and Form C is filed. You will be required to reconfirm your investment at that time. In the meantime, your funds will be held in escrow by Wefunder.

Required SEC language until Form C is filed:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

PAYROLL4FREE.COM

Hi <<First Name>>,

I would like to tell you about a unique opportunity that I wish to extend to you as a valued client or friend of Payroll4Free.com.

As you already know, we just launched our new Wefunder campaign a few days ago ("friends and family" only; not yet published on the Wefunder portal), and **we have already surpassed the $50,000 minimum target** required before we are able to file Form C. This means that it will likely go public on the Wefunder portal for the hundreds of thousands of registered investors before our originally expected date of September 6th.

Wefunder has a requirement for us to select a "Lead Investor" who will act on behalf of all other investors in this campaign, and **I would like to offer you the opportunity to be considered for this honorary position**. To qualify, you should be excited about our future and prepared to invest a reasonably substantial amount in this campaign. You should also be enthusiastic to reach out to your personal contacts to introduce them to this investment opportunity.

There may be a future financial incentive to becoming the Lead Investor, but I hope that the thrill of being directly involved with our growth would be the real motivation. To see Wefunder's FAQ's about what's involved in being the Lead Investor, click here.

We can only select one investor to be our Lead. If you are interested in serving as our Lead Investor, please schedule a quick call to discuss this opportunity with me by clicking here.

Thanks so much,
Mike

Required SEC language until Form C is filed:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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PAYROLL4FREE.COM

You Guys Are Awesome!



Hi <<First Name>>,

Thank you so much to all of you who already invested into our Wefunder campaign! **Because of you, we have already raised over $78,000, in less than a week!** The bad news is that almost half of the Early Bird Bonus is gone, so if you want to take advantage of the discounted share price, please don't delay (it is only available to those investing until $200,000 is reached).

Since our campaign is not yet published to the hundreds of thousands of Wefunder registered investors (until Form C is filed), that means that **all of YOU are benefiting from the discounted share price so far**. And that is the idea - to give back to those who have been supporting us all along.

We are currently waiting for Form C to be filed (could be any minute!), and as soon as it is, Wefunder will make our profile public on their site. We expect that the Early Bird Bonus will sell out within a very short time of that, so if you have been putting off making your investment, please keep this in mind!

If you did not yet have a chance to review our profile, we hope that you will take

payroll as we are!

How Can I Invest?

We are humbled and extremely grateful to have a great group of clients and partners who have shown us so much support. Please help us help other small businesses across America, and make your payroll company the industry leader.

We are counting on you!

Yours truly,

Mike

Reminder: if you are planning on taking advantage of the free Payroll Tax Service for life perk, please invest using the email address associated with your Payroll4Free.com account in order to get credited.

Required SEC language until Form C is filed:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

PAYROLL4FREE.COM

Thank you all SO MUCH!


TICK-TOCK

Hi <<First Name>>,

WOW!! The Early Bird Bonus perk on our Wefunder campaign is running out quickly ⌛ ! **Thanks to you, we have already raised over $140,000** in under two weeks!

The best part? All those investment commitments came from only 55 individuals! **That is an average of $2568 per investor** (compared to our last campaign, where this average was just $826). With the minimum investment being just $250, <u>that says a LOT about your faith in us</u>!

Seriously, we are humbled and profoundly grateful 🙌 🤩 !

And we LOVE ❤️ the fact that **almost all of you took advantage of the free**

whatever the fee happens to be in the future) per month **FOREVER**.

And.......our campaign is **STILL not published yet** to the hundreds of thousands of Wefunder registered investors (Form C filing is still pending 📁), so if you have been putting off making your investment, you may want to do it right now, while the discount is still available!

If you did not yet have a chance to review our profile, we hope that you will take some time to do so (if you missed our intro email, you can find a copy here).

I want to invest!

Thank you, once again, for your support and desire to help us help other small businesses across America.

To a bright future ✨ !

Mike

Reminder: if you are planning on taking advantage of the free Payroll Tax Service for life perk, please invest using the email address associated with your Payroll4Free.com account in order to get credited.

Required SEC language until Form C is filed:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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PAYROLL4FREE.COM

Don't Miss Your Chance to OWN STOCK in Payroll4Free.com!

Hi <<First Name>>,

The opportunity to buy stock in Payroll4Free.com continues. Hundreds of clients now enjoy the Payroll Tax Service (a $25.00 per month option) FREE FOR LIFE! 🤑 You are rewarded with that perk for a $1,250 investment, and larger investments are rewarded with additional stock!

Many investors (most of whom are clients) have included comments 💌 with their investments letting us know just how much they appreciate us:



Rafael Reynoso

Payroll4Free has been a life saver for my small business. I want to support you as well. I don't know much about investment, but I want to start with you. I hope this will help to grow and learn about investment.



Achyuthanand Kandimalla

I see the value in the current Payroll4Free.com product and service that is offered to small business customers. With this capital I see a potential opportunity for Payroll4Free.com to provide a superior product and service offering to a larger customer base.



Daniel Kihanya

- 4X Founding Team / Early exec - 3 exits, 1 IPO - Podcast Host - Product / Marketing passion - Love early-stage in digital consumer

Access to Small businesses is always hard. Everyone from Google to Facebook has been trying to crack this code. If this team can scale into their 25M target that will be a powerful asset.



Merchant services payment consultant. Serving and managing over 700 merchants in the last 7 years. Love what I do.

> I think this company has a lot of potentials and I like the free concept. I sell merchant services to lots of small business owners, especially in the nail salon industry. I just promote your company I have a lot of request to use it. I hope you will have many success in the near future. Sincerely. Guang

Click here to see what other investors have said 💬 (scroll down to the section called "What Investors Say").

You can invest as little as $250 or more than $50,000, the choice is yours. This round is scheduled to close when we reach our max allowed funding goal of $535,000, so if you haven't already, make sure you don't miss your chance ⌛ to share in our future.

If you did not yet have a chance to review our profile 👀 , we hope that you will take some time to do so (if you missed our earlier emails 📧 , you can find copies here, here and here).

I want to be a shareholder, too!

If you would like to arrange a time to speak with me 📞 , you may do so here.

I hope every client will become a shareholder in Payroll4Free.com and enjoys the ride as we grow and grow!

Thanks,
Mike

Required SEC language until Form C is filed:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.